Vanguard Windsor Funds
                                 P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                               February 26, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re:      Vanguard Windsor Funds (the "Trust")
                  Registration No. 2-14336
                  File No. 811-834

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 108, filed January 8, 2007 (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-07-000016. The Trust requests the withdrawal of the Amendment on the grounds that it has no plans to proceed with the offering of Signal Shares for the Windsor and Windsor II Funds at this time. No securities were sold in connection with this offering.

     Please direct any communications concerning this filing to Arthur S. Gabinet, Principal and Assistant Secretary of The Vanguard Group, Inc. at (610) 503-5663.

Sincerely,


Arthur S. Gabinet
Principal and Assistant Secretary